ProCloudSaas, LLC

Review of Financial Statements

For the year ended December 31, 2021

ProCloudSaas, LLC

Table of Contents

60 East 42nd Street, Ste 1201, New York, NY 10165 Ph: 212-548-6210 Fax: 914-885-1800
www.rlnus.com



RLNAdvisors
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Board of Directors
ProCloudSaaS, LLC
SCOTTSDALE, AZ

We have reviewed the accompanying interim financial statements of ProCloudSaaS, LLC, which comprise the balance sheet as of December 31, 2021, and the related statements of income, and cash flows for the interim period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financials

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in accordance with accounting principles general accepted in the United States of America.

RLN US LLP

August 3, 2022

60 East 42nd Street, Ste 1201, New York, NY 10165 Ph: 212-548-6210 Fax: 914-885-1800
www.rlnus.com

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ProCloudSaas, LLC
Balance Sheet
As of December 31, 2021

ASSETS
    Current Assets
        Bank Accounts

Cash	$	3,201
Total Bank Accounts	**$**	**3,201**
Other Current Assets		
Loans Receivable	$	2,000
Total Other Current Assets	**$**	**2,000**
Total Current Assets	**$**	**5,201**
TOTAL ASSETS	**$**	**5,201**
LIABILITIES AND EQUITY		
Liabilities		-
TOTAL LIABILITIES	**$**	**-**
Equity		
Owner's Capital Account	$	500
Net Income		4,701
Total Equity	**$**	**5,201**
TOTAL LIABILITIES AND EQUITY	**$**	**5,201**

The accompanying notes and attached financial statements of ProCloudSaaS, LLC are an integral part of these financial statements.

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ProCloudSaas, LLC
Statement of Income
For the year ended December 31, 2021

Income

Revenue	$	78,331
Cost of Goods Sold		27,157
Gross profit	$	51,174
Expenses		
General business expenses		82
Legal & professional fees		5,000
Office expenses		458
Subcontractors		40,933
Total expenses	$	46,473
Net Income	$	4,701

The accompanying notes and attached financial statements of ProCloudSaaS, LLC are an integral part of these financial statements.

ProCloudSaas, LLC
Statement of Cash Flows
For the year ended December 31, 2021

Operating Activities		
Net Income	$	4,701
Loans Receivable		(2,000)
Net Cash Flows from Operating Activities	**$**	**2,701**
Investing Activities		
	$	-
Net Cash Flows from Investing Activities	**$**	**-**
Financing Activities		
	$	-
Net Cash Flows from Financing Activities	**$**	**-**
Net Cash Flows	**$**	**2,701**
Cash and Cash Equivalents		
Cash and Cash Equivalents at beginning of period	$	-
Net Cash Flow		2,701
Cash and Cash Equivalents at end of period		2,701
Net change in cash for period	**$**	**2,701**

ProCloudSaas, LLC
Statement of Owner's Equity
For the year ended December 31, 2021

Owner's Equity at January 1, 2021

Owner's Capital Contribution		$	500
Current Year Earnings			4,701
	Subtotal	$	5,201
Owner's Draws		$	-
Owner's Equity at December 31, 2021		**$**	**5,201**

Notes to the Financial Statements

1. ORGANIZATION AND NATURE OF BUSINESS

ProCloudSaas, LLC (the "Company") was incorporated in Arizona in 2021 and is headquartered in Rio Verde, Arizona. The Company offers technology services that expertise on the latest True SaaS Platforms for seamless migration and ongoing management. Further, ProCloudSaas, LLC provides advisory and implementation services, cost-saving strategies on IT and cybersecurity protection. They are specialized in building actionable plans as a foundation for a successful cloud strategy.
The Company has years of experience in the field in government, defense contractors and healthcare on a global scale providing follow-the-sun support.

Risks and Uncertainties - The Company is subject to a number of risks similar to those of other companies in similar size in its industry, but not limited to, the need for additional capital or financing to fund operating losses, competition from substitute products and services from larger companies, protection of proprietary technology, patent litigation, dependence on key individuals, and risks associated with changes in information technology.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The Company prepared the accompanying financial statement in conformity with accounting principles generally accepted in the United States of America ("US GAAP").
The financial statements include the operations, assets, and liabilities of the Company. In the opinion of the Company's management, the accompanying financial statements contain all adjustments, consisting of normal accruals, necessary to fairly present the accompanying financial statements.

Use of Estimates - The preparation of financial statements and related disclosures in conformity with US GAAP requires the management to make estimates and assumptions that affect the fair value of reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, and the differences could be material.

Cash and Cash Equivalents – Cash and cash equivalents include all short-term highly liquid investments that are readily convertible to known amount of cash and have original maturities of three months or less from the date of purchase. As of December 31, 2021, the Company had cash of $3,201.

Restricted Cash – The Company did not have any restricted cash balances, deposits held as compensating balances or cash segregated in compliance with federal or other regulations as of December 31, 2021.

The accompanying notes and attached financial statements of ProCloudSaaS, LLC are an integral part of these financial statements.

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Loan Receivable – In 2021, the Company has loaned $2,000 to a related party. As of December 31, 2021, that is the only loan receivable in the Company's financials.

Revenue Recognition - The Company recognizes revenue when sold products are delivered and cash is received. The Company generates its revenues from IT Guidance and Mentoring projects, advisory services, training and implementation, MSP monthly subscriptions that covers remote Maintenance and Support of IT systems, cloud security services which include Endpoint Security, Antivirus & Antimalware Prevention, Patch Monitoring, Fail-Safe Patching, HDD Health Monitoring, Auto Discovery, DNS Security and Antiphishing. Subscription fees vary depending on the type of services selected by customers. SaaS arrangements are usually hourly fees or month-to-month per user fees.

The Company applies the following five steps to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its arrangements:

- identify the contract with a customer
- identify the performance obligation in the contract
- determine the transaction price
- allocate the transaction price to performance obligations in the contract
- recognize revenue as the performance obligation is satisfied

The Company estimates the transaction price, including variable consideration, at the commencement of the contract and recognizes revenue over the contract term, rather than when fees become fixed or determinable.

The accompanying notes and attached financial statements of ProCloudSaaS, LLC are an integral part of these financial statements.

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Cost of Revenue - Cost of revenue consists primarily of software support, development and integrations associated with the delivery of the SaaS products to customers. Cost of revenue was approximately 35% of total revenue for the year of 2021.

General and Administrative – General and administrative expenses include compensation, rent, professional and consulting fees, and banking and financing fees. For the year ending December 31, 2021, this category of expenses amounted to $46,473.

3. SHAREHOLDER EQUITY STRUCTURE

As of December 31, 2021, Shane Hannan is the sole proprietor of ProCloudSaas LLC with an initial investment of $500.

The accompanying notes and attached financial statements of ProCloudSaaS, LLC are an integral part of these financial statements.

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